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                        ACQUISITION OF PROXICOM BY COMPAQ
                                      FAQS


Q1:  WHAT ARE YOU ANNOUNCING TODAY?

A: We are announcing an agreement with Compaq to acquire Proxicom. Proxicom will become a wholly owned subsidiary of Compaq Computer Corporation and will operate as a practice within Compaq's Professional Services business unit. Proxicom will retain its brand identity and operate as Proxicom, a Compaq Global Services company, and will continue to be run by Raul.

The agreement is to acquire the outstanding shares of Proxicom for a price of $5.75 per share. It is a cash transaction and is targeted to be complete by the end of June.

Q2:  WHAT IS COMPAQ'S COMPANY PROFILE?

A: A Fortune Global 100 company founded in 1981, it is the largest supplier of computing systems in the world.

o Compaq designs, develops, manufactures, and markets hardware, software, solutions, and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, and communications products, commercial desktop and portable products, and consumer PCs.

o Compaq products and services are sold in more than 200 countries directly to businesses, through a network of authorized Compaq marketing partners, and directly to businesses and consumers through Compaq's e-commerce Web site at http://www.compaq.com.

o Compaq markets its products and services primarily to customers from the business, home, government, and education sectors. Customer support and information about Compaq and its products and services are available at http://www.compaq.com.

Q3: HOW WILL PROXICOM BE INTEGRATED INTO COMPAQ?

A: Proxicom will become a wholly owned subsidiary of Compaq Computer Corporation and will operate as a practice within Compaq's Professional Services business unit, reporting to Jeff Lynn, vice president and general manager. The company will retain its brand identity and operate as Proxicom, a Compaq Global Services company.

Q4:  HOW DOES THIS AGREEMENT SUPPORT COMPAQ'S OVERALL STRATEGY?

A: A key initiative in Compaq's strategy is to grow the Compaq Global Services business to be 30% of the Corporate revenues. Additionally, Compaq wants to strengthen their industry expertise and ability to deliver complete end-to-end solutions to global enterprise customers. Compaq will achieve these growth objectives through a combination of organic growth and acquisitions. The acquisition of Proxicom is the first such acquisition and will strengthen Compaq's offerings in the professional services side


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of their business. Specifically, this acquisition will strengthen Compaq's industry expertise across the seven verticals that Proxicom is focused on today.


Q5: WHAT ARE THE TERMS OF THE DEAL?
    WHAT IS THE TOTAL COST OF THE ACQUISITION?

A: The deal is a cash acquisition. Compaq is paying $5.75 for each share of Proxicom stock. Total gross purchase price for the stock of Proxicom is $336.0M. The aggregate purchase price, net of current cash, is $266M.


Q6: WHY DID COMPAQ CHOOSE TO ACQUIRE PROXICOM?

A: Proxicom brings a set of business consulting services and expertise in vertical industries, e-business, and wireless technologies that extends Compaq's current offerings. Also, Proxicom has excellent client relationships that complement Compaq's customer base and will enhance Compaq's ability to establish long-standing relationships with those customers.

Proxicom industry-specific expertise in our seven verticals as will enhance and accelerate Compaq's penetration into additional vertical solution areas. In addition, the offerings provided by Proxicom will also leverage incremental Compaq hardware and solutions revenue. Compaq also recognizes the value of Proxicom's integrated skills, including award-winning design, high-end strategy, and cross-platform technical capabilities.


Q7: WHEN IS THE DEAL FINAL?

A: We expect the purchase to be completed before the end of June, subject to normal government reviews.


Q8: COMPAQ JUST ANNOUNCED 4,500 LAYOFFS, YET TODAY THEY ARE ANNOUNCING INCREASING THEIR WORKFORCE THROUGH THIS ACQUISITION. THAT SEEMS TO BE A MIXED MESSAGE.

A: Services growth is people dependent. Proxicom will play a key part in Compaq's Global Services growth plan and also as an important part of their strategy to build their professional services strength in the market. The acquisition will bring approximately 950 employees into Compaq, the overwhelming majority of whom are already engaged with clients and delivering revenue.


Q9: IS IT REALISTIC TO EXPECT THAT WE WILL RETAIN OUR CORPORATE CULTURE AS A SUBSIDIARY OF A LARGER COMPANY?

A. The cultures are highly complementary - a focus on solving customer problems, teamwork, pride, speed. Compaq Global Services practice structure is designed to foster an entrepreneurial spirit and we expect this to fit well with the culture of Proxicom.


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Q10: WILL RAUL HAVE A NEW ROLE WITHIN COMPAQ?  WHAT ABOUT THE OTHER MEMBERS
OF THE SENIOR MANAGEMENT TEAM?

A: The senior management team of Proxicom, will continue to manage Proxicom, a Compaq Global Services company. Raul will become Vice President of Proxicom reporting to Jeff Lynn. All other members of senior management will continue to lead Proxicom, a Compaq Global Services company.


Q11.  DO YOU ANTICIPATE ANY IMPACT ON PROXICOM FACILITIES?

A. Both organizations have active facilities management plans. Compaq is evaluating Proxicom's facilities in a comprehensive manner and will be implementing a facilities plan after the merger is complete.


Q12:  WHAT IS COMPAQ'S OVERALL ACQUISITION STRATEGY?

A: Acquisitions are a key element of Compaq's growth strategy for Global Services. Compaq seeks opportunities that are synergistic to their current business, consistent with their long-term business strategy and that enhance their skill set and/or geographic coverage.


Q13: IS COMPAQ PLANNING ANY OTHER ACQUISITIONS?

A: Compaq will continue to aggressively evaluate acquisitions as a key element of their growth strategy.


Q14: DOES THIS ACQUISITION SIGNAL A CHANGE IN THE FOCUS OF COMPAQ'S SERVICES STRATEGY? WHAT IS COMPAQ'S SERVICES STRATEGY AT THIS TIME?

A: The acquisition strengthens Compaq's services strategy to deliver innovative solutions to customers globally. Compaq focuses on maximizing the benefits of integrating and managing new technology to accelerate their customers' competitive edge.


Q15: DOES THIS SUGGEST A MOVE TO A MARKET/INDUSTRY FOCUS FOR COMPAQ GLOBAL SERVICES?

A: The acquisition of Proxicom provides Compaq with the critical resources necessary to enhance and expand their reach into additional key vertical industry markets.


Q16: IS THE PROXICOM ACQUISITION ONLY SPECIFIC TO PROFESSIONAL SERVICES?

A. A key initiative in Compaq's strategy is to grow the Compaq Global Services business to be 30% of the Corporate revenues. Proxicom is a professional services firm and therefore complements Professional Services, while strengthening Compaq's overall


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services portfolio. Compaq anticipates additional Compaq hardware and software opportunities as a result of this acquisition.


Q17: WILL PROXICOM REMAIN "VENDOR AGNOSTIC" IN REGARD TO HARDWARE WHEN PROVIDING SOLUTIONS TO FUTURE CUSTOMERS?

A: While Compaq has a brand preference for Compaq, Compaq Global Services recognizes the reality of multivendor environments and has a long track record of providing multivendor solutions to our clients. We do not expect this to change.


Q18. HOW WILL THIS ACQUISITION AFFECT COMPAQ'S RELATIONSHIPS WITH OTHER SYSTEMS INTEGRATORS?


A.   There should be little to no change in Compaq's partnering efforts.


Q19.  HOW DOES THIS AFFECT OUR CUSTOMERS?

A. The combination of the two companies should benefit Proxicom's customers by allowing them to work with an expanded set of products and service offerings from Compaq. The combination will also allow Proxicom's customers to work with Compaq on a global basis.


Q20.  HOW WAS THE PURCHASE PRICE DETERMINED?

A. The purchase price was determined by the value that the company can generate for Compaq and by working with various advisors.


Q21. HOW WILL THIS ACQUISITION AFFECT THE FUTURE GROWTH OF COMPAQ HARDWARE AND SERVICES REVENUES? WILL THE ACQUISITION CONTRIBUTE TO THE GROWTH OF REVENUES IN OTHER SERVICES AREAS, OR WAS PROXICOM ACQUIRED SOLELY FOR THE REVENUE AND PROFITS THAT IT COULD GENERATE A SUBSIDIARY?

A. We expect the acquisition of Proxicom to have a positive impact on Compaq Global Services' business as well as Compaq's hardware and software business.


Q22. DO YOU ANTICIPATE SIMILAR DEALS TO BE ANNOUNCED BY OTHER INDUSTRY COMPETITORS?

A. We are already seeing an increase in mergers and acquisitions, consolidations in the professional services business and expect it will likely continue for the next several quarters.


Q23. WHAT OPPORTUNITIES WILL THE ACQUISITION PROVIDE PROXICOM EMPLOYEES?

A. The integration of Proxicom and Compaq provides new and expanded opportunities to participate in training and career development; to have access to the advanced


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technologies of Compaq and their partners; to serve a broader set of customers on a global basis and to expand skill sets into new areas.


Q24. WILL PROXICOM STILL TRADE ON THE NASDAQ?

A. At the closing of the transaction (expected in June), Proxicom will no longer trade on the Nasdaq.


Q25. WILL PROXICOM STILL HAVE A BOARD OF DIRECTORS?

A. No, at the closing of the transaction (expected in June), Proxicom will no longer have a Board of Directors.


Q26. WHEN WILL I BE CONSIDERED AN EMPLOYEE OF COMPAQ?

A. At the closing of the transaction (expected in June), Proxicom becomes a wholly owned subsidiary of Compaq and Proxicom employees will remain employees of Proxicom, a Compaq Global Services company.


Q27. WHEN WILL PROXICOM EMPLOYEES BE TRANSITIONED TO COMPAQ COMPENSATION AND BENEFITS PROGRAMS?

A. An HR Transition Team comprised of Proxicom and Compaq members will develop a plan to integrate Proxicom employees into Compaq compensation and benefits programs. The HR Transition Team will determine the timetable for enrolling Proxicom employees into Compaq benefits. The Team will also determine an appropriate transition plan for moving Proxicom employees onto Compaq's compensation structure and programs. Once the transition plan is completed, it will be communicated to all Proxicom employees.


Q28.  WILL I GET CREDIT FOR MY TIME OF SERVICE AT PROXICOM?

A. Time of service will be credited where appropriate and accrued vacation will transfer to Compaq as a starting balance.


Q29.  WILL MY SALARY CHANGE AS A RESULT OF THIS TRANSACTION?

A. Employees will transfer at the same effective rate of salary or hourly wage, as applicable.


Q30. HOW CAN I GET MORE INFORMATION ON COMPAQ'S COMPENSATION AND BENEFITS OFFERINGS?

A. Compaq has a compensation and benefits program that is competitive within the high technology and professional services industry. Details of Compaq's compensation and


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benefits offerings will be shared with employees once the transition plan has been developed.


Q31.  WHAT WILL HAPPEN TO PROXICOM'S STOCK OPTIONS HELD BY EMPLOYEES?

A. All unexercised Proxicom stock options, whether vested or unvested, and at all strike prices, will be converted to an economically equivalent value of options to buy shares of common stock of Compaq at the date of the deal closing. The options will continue to vest under the same schedule that currently applies to the PXCM options, and most other terms and conditions of the options will carry over to the converted options.


In light of the transaction, there will be no PXCM grants pending the closing. For the PXCM refresh options communicated in March but not yet granted, it is expected that, after the closing, CPQ options will be granted taking into account the March allocations. We expect that these grants will be at CPQ market prices and subject to the CPQ vesting schedule.

More information on process will be provided later.

EXAMPLES OF THE OPTIONS CONVERSION:

For PXCM options in-the-money, vested or unvested:
--------------------------------------------------

Example: PXCM employee holds 3000 PXCM options with a strike price of $4.75:

If PXCM's stock price on day of deal close is $5.75, and Compaq's stock price is $17.25, the Exchange Ratio used to calculate the number and strike price of the new CPQ options would be $5.75/$17.25 = .333.

In this example, the employee would receive 3000 x .333 = 1000 Compaq options with a strike price of $4.75/.333 = $14.25 in exchange for the employee's current PXCM options.

The new CPQ grant has the same economic value as the old PXCM grant, namely:
o     PXCM grant: 3000 x ($5.75 - $4.75) = 3000 x $1 = $3000.
o     CPQ grant: 1000 x ($17.25 - $14.25) = 1000 x $3 = $3000

For PXCM options out-of-the-money, vested or unvested, same formula is used:
----------------------------------------------------------------------------

Example: PXCM employee holds 3000 PXCM options with a strike price of $20.00.

The same .333 Exchange Ratio is used.


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In this example, the employee would receive 3000 x .333 = 1000 Compaq options with a strike price of $20.00/.333 = $60.00 in exchange for the employee's current PXCM options.

The new CPQ grant has the same economic value as the old PXCM grant, namely:
o     PXCM grant: 3000 x ($5.75 - $20.00) = 3000 x ($14.25) = ($42,750)
o     CPQ grant: 1000 x ($17.25 - $60.00) = 1000 x ($42.75) = ($42,750)


Q32.  WHEN WILL WE HEAR MORE?

A. Raul will be conducting an office tour over the next two weeks. Jeff Lynn will be accompanying Raul in Reston, New York and San Francisco. Your managers have been given extensive briefings on the acquisition and will be happy to share information with you. Finally, you may submit questions through onyourmind@proxicom.com or anonymously through the feedback tool on Kaos.


                                    # # #

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when they become available, because they will contain important information. The tender offer statement will be filed by Compaq with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Compaq and Proxicom at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Compaq Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Proxicom Investor Relations.



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